As filed with the Securities and Exchange Commission on November 14, 2011

Registration No. 333-158111

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 12 TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF

CERTAIN REAL ESTATE COMPANIES

GRUBB & ELLIS HEALTHCARE REIT II, INC.

(Exact name of registrant as specified in governing instruments)

1551 N. Tustin Avenue, Suite 300

Santa Ana, California 92705

(714) 667-8252

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey T. Hanson

Chief Executive Officer and Chairman of the Board of Directors

Grubb & Ellis Healthcare REIT II, Inc.

1551 N. Tustin Avenue, Suite 300

Santa Ana, California 92705

(714) 667-8252

(866) 405-6905 (Facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lauren Burnham Prevost

Heath D. Linsky

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

(404) 365-9532 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒  Registration No. 333-158111

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 (Registration No. 333-158111) is filed pursuant Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b)	Exhibits: The following exhibits are filed as part of this registration statement:

Exhibit Number	Exhibit

1.1	Dealer Manager Agreement by and between Grubb & Ellis Healthcare REIT II, Inc. and Griffin Capital Securities, Inc., dated November 7, 2011 (included as Exhibit 1.1 to our Current Report on Form 8-K filed November 9, 2011 and incorporated herein by reference).

10.1	Advisory Agreement by and among Grubb & Ellis Healthcare REIT II, Inc., Grubb & Ellis Healthcare REIT Holdings, LP and Griffin-American Healthcare REIT Advisor, LLC, dated November 7, 2011 (included as Exhibit 10.1 to our Current Report on Form 8-K filed November 9, 2011 and incorporated herein by reference).

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on the 14th day of November, 2011.

GRUBB & ELLIS HEALTHCARE REIT II, INC.

By:	/S/ JEFFREY T. HANSON
Jeffrey T. Hanson
Chief Executive Officer

Signature	Title	Date

/S/ JEFFREY T. HANSON	Chief Executive Officer and	November 14, 2011
Jeffrey T. Hanson	Chairman of the Board
(Principal Executive Officer)

/S/ SHANNON K S JOHNSON	Chief Financial Officer	November 14, 2011
Shannon K S Johnson	(Principal Financial Officer and
Principal Accounting Officer)

*	Director	November 14, 2011
Danny Prosky

*	Director	November 14, 2011
Patrick R. Leardo

*	Director	November 14, 2011
Gerald W. Robinson

*	Director	November 14, 2011
Gary E. Stark

/S/ JEFFREY T. HANSON
*Jeffrey T. Hanson, as attorney in fact